

June 9, 2019

Subject: Certification of Financial Statements by Principal Executive Officer

I, Caleb Gilbert, certify that:

(1) the financial statements of Esgro, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Esgro, Inc. included in this Form reflects accurately the information reported by Esgro, Inc. filed for the fiscal year ended 12-31-2018.

Sincerely,

Caleb Gilbert

CEO of Esgro, Inc.

1514 Royce Drive

Locust Grove, GA 30248

Management Report

Esgro Inc
For the period ended December 31, 2019



Prepared on
June 9, 2019

Table of Contents

Profit and Loss

	Total
INCOME	
Total Income	
GROSS PROFIT	**0.00**
EXPENSES	
Advertising & Marketing	676.16
Bank Charges & Fees	-217.55
Car & Truck	35.91
Contractors	9,650.00
Meals & Entertainment	465.42
Office Supplies & Software	429.95
Other Business Expenses	32.09
Reimbursable Expenses	300.00
Travel	726.90
Total Expenses	**12,098.88**
NET INCOME	**$ -12,098.88**

Balance Sheet

As of December 31, 2019

	Total
ASSETS	
Current Assets	
Bank Accounts	
Wells Fargo Business Choice Checking (5843)	15,194.37
Total Bank Accounts	**15,194.37**
Total Current Assets	**15,194.37**
TOTAL ASSETS	**$15,194.37**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan	-5,275.00
Total Other Current Liabilities	**-5,275.00**
Total Current Liabilities	**-5,275.00**
Total Liabilities	**-5,275.00**
Equity	
Owner's Pay & Personal Expenses	-2,431.75
QCF Investment	35,000.00
Retained Earnings	
Net Income	-12,098.88
Total Equity	**20,469.37**
TOTAL LIABILITIES AND EQUITY	**$15,194.37**